UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                    KapStone Paper and Packaging Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    861575108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Ronald E. Gutfleish
                      c/o Elm Ridge Capital Management, LLC
                          3 West Main Street, 3rd Floor
                               Irvington, NY 10533
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 11, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.  861575108
--------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ronald E. Gutfleish
          c/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

          AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          7,480,296

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          7,480,296

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,480,296

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.6%

14.  TYPE OF REPORTING PERSON

          IN

CUSIP No.  861575108
--------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

          AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          7,480,296

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          7,480,296

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,480,296

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.6%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No.  861575108
--------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Elm Ridge Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

          AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          7,213,786

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          7,213,786

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,213,786

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.7%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No.  861575108
--------------------

Item 1.  Security and Issuer.

          The name of the issuer is the KapStone Paper and Packaging Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is c/o Stone-Kaplan Investments, LLC, One Northfield Plaza, Suite 480, Northfield, IL 60093. This schedule relates to the Issuer's Common Stock, $.0001 par value (the "Shares").

--------------------------------------------------------------------------------

Item 2.   Identity and Background.

          (a-c,f)  This  Schedule  13D  is  being  filed  by Elm  Ridge  Capital
     Management, LLC, a Delaware limited liability company (the "Investment Manager"), Elm Ridge Offshore Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund") and Ronald E. Gutfleish (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of Mr. Gutfleish and the Investment Manager is located at 3 West Main Street, 3rd Floor, Irvington, NY 10533. The principal business address of the Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands. Elm Ridge Capital Management, LLC serves as investment manager for the Master Fund and as the management company for Elm Ridge Value Partners, L.P., a Delaware limited partnership (the "Partnership"). Mr. Gutfleish also serves as the managing member of the Investment Manager and as the portfolio manager to the Partnership and the Master Fund (collectively, the Partnership and the Master Fund, are referred to as the "Clients").

          (d) Ronald E. Gutfleish is a United States citizen, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.   Source and Amount of Funds or Other Consideration.

          As of the date hereof, Mr. Gutfleish may be deemed to beneficially own 7,480,296 Shares.

          The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for such Shares is $18,223,296.

          As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to beneficially own 7,480,296 Shares.

          The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for the Shares is $18,223,296.

          As of the date hereof, Elm Ridge Offshore Master Fund, Ltd. may be deemed to beneficially own 7,213,786 Shares.

          The funds for the purchase of such Shares came from the Reporting Person's working capital. The total cost for such Shares is $17,626,782.

          No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.

          The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

          The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws;
     (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

          Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------

Item 5.   Interest in Securities of the Issuer.

          As of the date hereof, Ronald Gutfleish may be deemed to be the beneficial owner of 7,480,296 Shares, or 22.6% of the Shares of the Issuer, based upon the 28,370,248 Shares the Issuer reported outstanding as of October 31, 2008, adjusted for warrants held by the Reporting Persons.

          Ronald E. Gutfleish shares the power to vote or direct the vote of 7,480,296 Shares to which this filing relates.

          Ronald E. Gutfleish has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

          Ronald E. Gutfleish shares the power to dispose or direct the disposition of the 7,480,296 Shares to which this filing relates.

          Ronald E. Gutfleish has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

          Ronald E. Gutfleish specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

          The 7,480,296 Shares were acquired for investment purposes. Ronald E. Gutfleish and/or Ronald E. Gutfleish on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Ronald E. Gutfleish may engage in any or all of the items discussed in Item 4 above.

          As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to be the beneficial owner of 7,480,296 Shares, or 22.6% of the Shares of the Issuer, based upon the 28,370,248 Shares the Issuer reported outstanding as of October 31, 2008, adjusted for warrants held by the Reporting Persons.

          Elm Ridge Capital Management, LLC shares the power to vote or direct the vote of the 7,480,296 Shares to which this filing relates.

          Elm Ridge Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

          Elm Ridge Capital Management, LLC shares the power to dispose or direct the disposition of the 7,480,296 Shares to which this filing relates.

          Elm Ridge Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

          Elm Ridge Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

          The 7,480,296 Shares were acquired for investment purposes. Elm Ridge Capital Management, LLC and/or Elm Ridge Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

          As of the date hereof, Elm Ridge Offshore Master Fund, Ltd. may be deemed to be the beneficial owner of 7,213,786 Shares, or 21.7% of the Shares of the Issuer, based upon the 28,370,248 Shares the Issuer reported outstanding as of October 31, 2008, adjusted for warrants held by the Reporting Persons.

          Elm Ridge Offshore Master Fund, Ltd. shares the power to vote or direct the vote of the 7,213,786 Shares to which this filing relates.

          Elm Ridge Offshore Master Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

          Elm Ridge Offshore Master Fund, Ltd. shares the power to dispose or direct the disposition of the 7,213,786 Shares to which this filing relates.

          Elm Ridge Offshore Master Fund, Ltd. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

          The 7,213,786 Shares were acquired for investment purposes. Elm Ridge Offshore Master Fund, Ltd. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Offshore Master Fund, Ltd. may engage in any or all of the items discussed in Item 4 above.

          The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons on behalf of the Clients since the most recently filed Schedule 13D are set forth in Exhibit B and were all effected in broker transactions.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The  Reporting   Persons  do  not  have  any  contract,   arrangement,
     understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------

Item 7.   Material to be Filed as Exhibits.

          Exhibit B: Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            November 17, 2008
                                       ----------------------------
                                                 (Date)


                                       Ronald E. Gutfleish*

                                       /s/ Ronald E. Gutfleish
                                       ----------------------------


                                       Elm Ridge Capital Management, LLC*

                                       BY:  /s/ Ronald E. Gutfleish
                                       ----------------------------
                                         Name:  Ronald E. Gutfleish
                                        Title:  Managing Member


                                       Elm Ridge Offshore Master Fund, Ltd.

                                       BY:  /s/ Ronald E. Gutfleish
                                       ----------------------------
                                         Name:  Ronald E. Gutfleish
                                        Title:  Portfolio Manager


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.


Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT


The undersigned agree that this Schedule 13D/A, dated November 17, 2008 relating to the Common Stock, $0.0001 par value of KapStone Paper and Packaging Corporation shall be filed on behalf of the undersigned.



                                       Ronald E. Gutfleish*

                                       /s/ Ronald E. Gutfleish
                                       ----------------------------


                                       Elm Ridge Capital Management, LLC*

                                       BY:  /s/ Ronald E. Gutfleish
                                       ----------------------------
                                         Name:  Ronald E. Gutfleish
                                        Title:  Managing Member


                                       Elm Ridge Offshore Master Fund, Ltd.

                                       BY:  /s/ Ronald E. Gutfleish
                                       ----------------------------
                                         Name:  Ronald E. Gutfleish
                                        Title:  Portfolio Manager


November 17, 2008


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

                                                                       Exhibit B


                                Transactions in the Shares

                                         Number of
          Date of Transaction     Shares Purchased/(Sold)     Price of Shares
          -------------------     -----------------------     ---------------
              10/14/2008                   30,000                 $4.9533
              10/15/2008                   20,000                 $4.7365
              10/16/2008                   39,000                 $4.65
              10/17/2008                   19,000                 $4.5
              10/23/2008                   11,100                 $4.6634
              10/24/2008                    7,208                 $4.55
              10/27/2008                   17,500                 $4.6469
              10/28/2008                   49,707                 $4.6458
              10/29/2008                   15,938                 $4.5
              10/30/2008                   11,478                 $4.6453
              10/31/2008                   45,000                 $4.693
              11/03/2008                    3,874                 $4.644
              11/04/2008                    1,000                 $4.83
              11/06/2008                      300                 $4.8055
              11/06/2008                   10,492                 $4.81
              11/07/2008                   20,000                 $4.747
              11/10/2008                    1,900                 $4.7607
              11/11/2008                  390,500                 $4.6





SK 03563 0004 938811